UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2016

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2016, InterXion Holding N.V. (the “Company”) held a General Meeting of Shareholders on June 24, 2016 (the “General Meeting”). The proposals submitted to a vote by the shareholders at the General Meeting had the following results:

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2015

The Dutch statutory annual accounts for the financial year ended December 31, 2015 were adopted by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	52,256,726	333	16,298

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

The members of the Company’s Board of Directors were discharged from certain liabilities with respect to the exercise of their management and supervisory duties during the financial year ended December 31, 2015 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	52,209,833	59,427	4,097

PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR AND ONE EXECUTIVE DIRECTOR

One non-executive director, Mr. Jean Mandeville, was re-appointed for a three-year term by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	51,159,909	1,109,317	4,131

The executive director, Mr. David Ruberg, was re-appointed for a three-year term by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	52,220,508	46,717	6,132

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS AND INCREASE OF ANNUAL CASH COMPENSATION FOR OUR CHAIRMAN

The award of restricted shares to the Company’s non-executive directors was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	50,142,127	710,723	1,420,507

The increase of annual cash compensation for our chairman was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	51,520,150	744,019	9,188

PROPOSAL 5—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR

Shareholders approved the award of performance shares to the Company’s executive director by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	30,664,415	21,589,481	19,461

PROPOSAL 6—DESIGNATION OF THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS

Shareholders approved the designation of the Board for a period of 18 months starting on the date of the annual general meeting as the corporate body of the Company authorized to issue shares or grant rights to subscribe for up to 3,501,301 shares, without pre-emption rights accruing to shareholders for the purpose of the company’s employee incentive schemes by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	29,369,652	21,471,008	1,432,697

Shareholders approved the designation of the Board for a period of 18 months starting on the date of the annual general meeting as the corporate body of the Company authorized to issue shares or grant rights to subscribe for shares, up to 10% of the current issued share capital of the Company by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	49,234,104	1,619,001	1,420,252

PROPOSAL 7—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2016

KPMG Accountants N.V. was appointed to audit the annual accounts for the financial year ending December 31, 2016 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
52,273,357	52,137,900	131,514	3,943

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: June 27, 2016